Exhibit 99.1

THE HAGUE, FEBRUARY 24, 2011

Local knowledge. Global power.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q4 2010

LIFE INSURANCE | PENSIONS | ASSET MANAGEMENT

Table of contents

CONDENSED CONSOLIDATED BALANCE SHEET	P 2

CONDENSED CONSOLIDATED INCOME STATEMENT	P 3

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	P 4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	P 5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT	P 6

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	P 7

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CONDENSED CONSOLIDATED BALANCE SHEET

EUR millions	Notes	Dec. 31, 2010	Dec. 31, 2009

ASSETS
Intangible assets	6	4,359	4,609
Investments	4	143,188	134,205
Investments for account of policyholders	5	146,237	125,845
Derivatives		6,251	4,917
Investments in associates		733	696
Reinsurance assets		5,580	5,110
Defined benefit assets		352	356
Deferred tax assets		512	278
Deferred expenses and rebates	7	11,948	11,481
Other assets and receivables		7,912	6,823
Cash and cash equivalents		5,231	4,314

Total assets		332,303	298,634

EQUITY AND LIABILITIES
Shareholders’ equity		17,210	12,164
Convertible core capital securities	9	1,500	2,000
Other equity instruments		4,704	4,709

Issued capital and reserves attributable to equity holders of AEGON N.V.		23,414	18,873
Minority interest		11	10

Group equity		23,425	18,883

Trust pass-through securities		143	130
Insurance contracts		100,506	93,790
Insurance contracts for account of policyholders		77,650	69,760
Investment contracts		23,237	27,932
Investment contracts for account of policyholders		69,527	57,421
Derivatives		5,971	5,716
Borrowings	10	8,518	7,485
Provisions		357	421
Defined benefit liabilities		2,152	2,104
Deferred revenue liability		82	69
Deferred tax liabilities		1,824	817
Other liabilities	11	18,495	13,714
Accruals		416	392

Total liabilities		308,878	279,751

Total equity and liabilities		332,303	298,634

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q4 2010	Q4 2009	FY 2010	FY 2009

Premium income	12	4,777	4,537	21,097	19,473
Investment income	13	2,032	2,012	8,762	8,681
Fee and commission income		476	414	1,744	1,593
Other revenues		2	1	5	4

Total revenues		7,287	6,964	31,608	29,751
Income from reinsurance ceded		475	380	1,869	1,721
Results from financial transactions	14	4,208	3,309	15,662	14,937
Other income	15	6	2	40	—

Total income		11,976	10,655	49,179	46,409

Benefits and expenses	16	11,224	9,973	46,057	44,726
Impairment charges / (reversals)	17	317	216	701	1,369
Interest charges and related fees		95	93	426	412
Other charges	18	(1)	5	122	389

Total charges		11,635	10,287	47,306	46,896

Share in net result of associates		11	5	41	23

Income / (loss) before tax		352	373	1,914	(464)
Income tax (expense) / benefit		(34)	20	(154)	668

Net income / (loss)		318	393	1,760	204

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		318	393	1,759	204
Minority interest		—	—	1	—

Earnings and dividend per share (EUR per share)
Earnings per share [1]		0.16	0.12	0.83	(0.16)
Diluted earnings per share 1, [2]		0.16	0.12	0.83	(0.16)

Earnings per share after potential attribution to convertible core capital securities1, [3]		0.14	0.09	0.76	—
Diluted earnings per share after conversion of convertible core capital securities1, [2]		0.13	0.09	0.68	—

Dividend per common share		—	—	—	—

Net income / (loss) per common share calculation
Net income / (loss)		318	393	1,759	204
Preferred dividend		—	—	(90)	(122)
Coupons on perpetuals		(45)	(45)	(187)	(182)
Coupons and premium on convertible core capital securities		—	(148)	(63)	(148)

Earnings attributable to common shareholders		273	200	1,419	(248)
Potential coupon on convertible core capital securities		(32)	(42)	(127)	—

Earnings after potential attribution to convertible core capital securities		241	158	1,292	(248)

Weighted average number of common shares outstanding		1,707	1,707	1,707	1,587
Weighted average number of common shares outstanding, after conversion of core capital securities		2,082		2,165

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflect basic earnings per share. For FY 2009, basic earnings per share is EUR (0.16).

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Net income / (loss)	318	393	1,760	204

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	(2,128)	348	3,873	7,860
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	32	(65)	(203)	640
Changes in revaluation reserve real estate held for own use	—	(2)	4	(1)
Changes in cash flow hedging reserve	120	(167)	373	(731)
Movement in foreign currency translation and net foreign investment hedging reserve	323	218	1,046	(204)
Equity movements of associates	(35)	(2)	(25)	27
Disposal of group assets	—	35	(22)	94
Aggregate tax effect of items recognized in other comprehensive income	576	(49)	(1,409)	(2,315)
Other	1	(6)	(10)	(6)

Other comprehensive income for the period	(1,111)	310	3,627	5,364
Total comprehensive income	(793)	703	5,387	5,568

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	(793)	699	5,386	5,564
Minority interest	—	4	1	4

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [2]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total

Full year ended December 31, 2010

At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

Net income recognized in the income statement	—	1,759	—	—	—	—	1,759	1	1,760

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	3,873	—	—	—	3,873	—	3,873
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(203)	—	—	—	(203)	—	(203)
Changes in revaluation reserve real estate held for own use	—	—	4	—	—	—	4	—	4
Changes in cash flow hedging reserve	—	—	373	—	—	—	373	—	373
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	1,046	—	—	1,046	—	1,046
Equity movements of associates	—	—	—	(25)	—	—	(25)	—	(25)
Disposal of group assets	—	—	(22)	—	—	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,358)	(51)	—	—	(1,409)	—	(1,409)
Other	—	7	—	(17)	—	—	(10)	—	(10)

Total other comprehensive income	—	7	2,667	953	—	—	3,627	—	3,627

Total comprehensive income for 2010	—	1,766	2,667	953	—	—	5,386	1	5,387
Repayments on convertible core capital securities	—	—	—	—	(500)	—	(500)	—	(500)
Preferred dividend	—	(90)	—	—	—	—	(90)	—	(90)
Coupons on perpetuals	—	(187)	—	—	—	—	(187)	—	(187)
Coupons and premium on convertible core capital securities	—	(63)	—	—	—	—	(63)	—	(63)
Share options	—	—	—	—	—	(5)	(5)	—	(5)

At end of period	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425

Full year ended December 31, 2009

At beginning of year	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Net income / (loss) recognized in the income statement	—	204	—	—	—	—	204	—	204

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	7,860	—	—	—	7,860	—	7,860
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	640	—	—	—	640	—	640
Changes in revaluation reserve real estate held for own use	—	—	(1)	—	—	—	(1)	—	(1)
Changes in cash flow hedging reserve	—	—	(731)	—	—	—	(731)	—	(731)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(204)	—	—	(204)	—	(204)
Equity movements of associates	—	—	—	27	—	—	27	—	27
Disposal of group assets	—	—	59	35	—	—	94	—	94
Aggregate tax effect of items recognized in other comprehensive income	—	—	(2,369)	54	—	—	(2,315)	—	(2,315)
Other	—	(10)	—	—	—	—	(10)	4	(6)

Total other comprehensive income	—	(10)	5,458	(88)	—	—	5,360	4	5,364

Total comprehensive income / (loss) for 2009	—	194	5,458	(88)	—	—	5,564	4	5,568

Shares issued	837	(14)	—	—	—	—	823	—	823
Repayment convertible core capital securities	—	—	—	—	(1,000)	—	(1,000)	—	(1,000)
Treasury shares	—	175	—	—	—	—	175	—	175
Preferred dividend	—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetual securities	—	(182)	—	—	—	—	(182)	—	(182)
Coupons and premium on convertible core capital securities	—	(148)	—	—	—	—	(148)	—	(148)
Share options	—	—	—	—	—	10	10	—	10
Other	—	(1)	—	—	—	—	(1)	—	(1)

At end of period	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.
[2]	For a breakdown of share capital please refer to note 8.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	FY 2010	FY 2009

Cash flow from operating activities	1,263	(7,005)

Purchases and disposals of intangible assets	(18)	(10)
Purchases and disposals of equipment and other assets	(83)	(177)
Purchases, disposals and dividends of subsidiaries and associates	(177)	(138)

Cash flow from investing activities	(278)	(325)

Issuance and purchase of share capital	—	1,012
Dividends paid	(90)	(122)
Issuances, repayments and coupons of convertible core capital securities	(563)	(1,273)
Issuances, repayments and coupons of perpetuals	(251)	(244)
Issuances and repayments on borrowings	1,023	2,383

Cash flow from financing activities	119	1,756

Net increase / (decrease) in cash and cash equivalents	1,104	(5,574)

Net cash and cash equivalents at January 1	4,013	9,506
Effects of changes in exchange rate	57	81

Net cash and cash equivalents at end of period	5,174	4,013

	Dec. 31, 2010	Dec. 31, 2009

Cash and cash equivalents	5,231	4,314
Bank overdrafts	(57)	(301)

Net cash and cash equivalents	5,174	4,013

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the quarter ended December 31, 2010, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2009 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2009. AEGON’s Annual Report for 2010 will be available on our website (www.aegon.com) as per March 31, 2011.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on February 23, 2011.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

Except for the changes highlighted below, all accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2009 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the Q4 2010 interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Operating segments

Starting January 1, 2010 AEGON introduced a new reporting format for segment reporting that aligns with changes implemented in the way AEGON manages its businesses.

AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief operating decision maker”. The operating segments are:

•	AEGON Americas. Covers business units in the United States, Canada, Mexico and Brazil, including any of the units’ activities located outside these countries.

•	AEGON The Netherlands. Covers businesses operating in the Netherlands.

•	AEGON United Kingdom. Covers businesses operating in the United Kingdom.

•	New markets. Covers businesses operating in Central and Eastern Europe, Asia, Spain and France as well as AEGON’s variable annuity activities in Europe and AEGON Asset Management.

•	Holding and other activities. Includes financing, employee and other administrative expenses of Holding companies.

In addition, AEGON made the following other changes:

•	The use of “operating earnings” is discontinued to further simplify AEGON’s reporting and to focus on the key performance indicator “underlying earnings”.

•

The line item “Run-off businesses” is introduced which includes earnings of certain business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line item includes the earnings of the institutional spread-based business and structured settlements (pay out annuities) business of AEGON Americas. AEGON believes that excluding the earnings of these blocks of business enhances the comparability from period to period of AEGON’s key earnings measure underlying earnings.

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•

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis and sales from these associates are reported proportionally.

The change in operating segments had no impact on equity or net income. The comparative segment information presented in note 3 has been adjusted to make the information consistent with the current period figures.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010:

IFRS 3 (revised) Business Combinations

The revised IFRS 3, applicable prospectively to all new acquisitions undertaken after January 1, 2010, continues to require the application of the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business will be recorded at fair value at the acquisition date, with contingent payments classified as other liabilities subsequently re-measured at fair value through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related transaction costs will be expensed.

The adoption of IFRS 3 (revised) does not change the accounting treatment, including the accounting for contingent consideration, for past acquisitions. The adoption of this standard did not have any impact during the current period as there were no acquisitions.

IAS 27 (revised) Consolidated and separate financial statements and consequential amendments to IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures

The revised IAS 27, applicable prospectively to all new transactions undertaken with non-controlling interest (minority interest) after January 1, 2010, requires the recording of the effect of all transactions in equity if there is no change in control. Where an interest is disposed and control (or significant influence or joint control) is lost, any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. In the past, the effect of transactions with non-controlling interests were accounted for as partial acquisitions and disposals and reflected either as goodwill or within the profit and loss account. The adoption of IAS 27 revised had no impact during the current period as there were no transactions with non-controlling interests and no disposals where an interest in an entity was retained after the loss of control (or significant influence or joint control) of that entity.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010 but are not currently relevant for the Group:

•	Amendment to IFRS 2 – Share based payment (Group cash settled and share based payment transactions)

•	Amendment to IAS 32 – Classification of Rights Issues

•	Amendment to IAS 39 Financial Instruments – Eligible hedged items

•	Improvements to IFRS (2009)

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Equity growth assumptions

Estimated gross profits on variable life and variable annuity products in the Americas include a short- and long term equity market return assumption. In the second quarter of 2010, AEGON set its short-term equity market return assumption equal to its long-term assumption at 9%, reflecting continued volatility experienced in equity markets and the use of macro equity hedges. For the fourth quarter ended December 31, 2010, holding the short-term equity market assumption at 9% resulted in an additional gain of EUR 142 million, reflected in fair value items. The gains/ losses from the effects of the short-term return assumptions included in fair value items are more than offset by the effects of the company’s macro equity hedge.

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Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements: Income statement items: average rate 1 EUR = USD 1.3210 (2009: USD 1.4071); 1 EUR = GBP 0.8544 (2009: GBP 0.8903).

Balance sheet items: closing rate 1 EUR = USD 1.3362 (2009: USD 1.4406); 1 EUR = GBP 0.8608 (2009: GBP 0.8881).

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3. Segment information

3.1 Income statement

Three months ended December 31, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based
Three months ended December 31, 2010

Underlying earnings before tax geographically	406	87	(6)	59	(57)	—	489	(14)	475
Fair value items	8	18	—	—	4	—	30	—	30
Realized gains / (losses) on investments	247	1	8	—	(1)	—	255	—	255
Impairment charges	(115)	(1)	(24)	(11)	—	—	(151)	—	(151)
Impairment reversals	17	1	—	—	—	—	18	—	18
Other income / (charges)	(200)	5	(13)	(40)	(11)	1	(258)	—	(258)
Run-off businesses	(28)	—	—	—	—	—	(28)	—	(28)
Share in net result of associates	—	—	—	—	—	—	—	11	11

Income before tax	335	111	(35)	8	(65)	1	355	(3)	352
Income tax (expense) / benefit	(40)	(30)	16	1	16	—	(37)	3	(34)

Net income	295	81	(19)	9	(49)	1	318	—	318

Inter-segment underlying earnings	(40)	(20)	(18)	70	8

Revenues
Life insurance gross premiums	1,707	516	1,674	367	—	—	4,264	(125)	4,139
Accident and health insurance	465	27	—	18	—	—	510	(1)	509
General insurance	—	94	—	35	—	—	129	—	129

Total gross premiums	2,172	637	1,674	420	—	—	4,903	(126)	4,777
Investment income	987	530	471	58	83	(79)	2,050	(18)	2,032
Fee and commission income	278	89	43	135	—	(69)	476	—	476
Other revenues	—	—	—	2	—	—	2	—	2

Total revenues	3,437	1,256	2,188	615	83	(148)	7,431	(144)	7,287

Inter-segment revenues	—	—	1	69	78

Three months ended December 31, 2009

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based
Three months ended December 31, 2009

Underlying earnings before tax geographically	350	95	33	48	(50)	2	478	(10)	468
Fair value items	(159)	(31)	7	(2)	21	—	(164)	—	(164)
Realized gains / (losses) on investments	109	178	26	—	2	—	315	—	315
Impairment charges	(203)	(11)	(55)	(21)	—	—	(290)	3	(287)
Impairment reversals	60	18	—	—	—	—	78	—	78
Other income / (charges)	—	—	9	(4)	—	—	5	—	5
Run-off businesses	(47)	—	—	—	—	—	(47)	—	(47)
Share in net result of associates	—	—	—	—	—	—	—	5	5

Income before tax	110	249	20	21	(27)	2	375	(2)	373
Income tax (expense) / benefit	71	(45)	(5)	(2)	(1)	—	18	2	20

Net income	181	204	15	19	(28)	2	393	—	393

Inter-segment underlying earnings	(3)	(1)	1	(1)	4

Revenues
Life insurance gross premiums	1,530	573	1,658	297	—	—	4,058	(83)	3,975
Accident and health insurance	391	26	—	12	—	—	429	—	429
General insurance	—	94	—	39	—	—	133	—	133

Total gross premiums	1,921	693	1,658	348	—	—	4,620	(83)	4,537
Investment income	851	580	539	50	20	(10)	2,030	(18)	2,012
Fee and commission income	240	87	49	38	—	—	414	—	414
Other revenues	—	—	—	—	1	—	1	—	1

Total revenues	3,012	1,360	2,246	436	21	(10)	7,065	(101)	6,964

Inter-segment revenues	—	4	—	(1)	7

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Full year ended December 31, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based
Full year ended December 31, 2010

Underlying earnings before tax geographically	1,598	385	72	200	(283)	—	1,972	(50)	1,922
Fair value items	(24)	361	(9)	(10)	(97)	—	221	—	221
Realized gains / (losses) on investments	380	155	14	13	96	—	658	(2)	656
Impairment charges	(464)	(17)	(39)	(22)	—	—	(542)	—	(542)
Impairment reversals	81	6	3	—	—	—	90	—	90
Other income / (charges)	(306)	38	48	(56)	(34)	1	(309)	—	(309)
Run-off businesses	(165)	—	—	—	—	—	(165)	—	(165)
Share in net result of associates	—	—	—	—	—	—	—	41	41

Income before tax	1,100	928	89	125	(318)	1	1,925	(11)	1,914
Income tax (expense) / benefit	31	(217)	(5)	(34)	60	—	(165)	11	(154)

Net income	1,131	711	84	91	(258)	1	1,760	—	1,760

Inter-segment underlying earnings	(154)	(51)	(67)	248	24

Revenues
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	305	(279)	8,834	(72)	8,762
Fee and commission income	998	348	164	479	—	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	—	6	(1)	5

Total revenues	13,799	6,346	9,929	2,254	306	(524)	32,110	(502)	31,608

Inter-segment revenues	—	1	3	246	274

Full year ended December 31, 2009

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based
Full year ended December 31, 2009

Underlying earnings before tax geographically	817	398	52	170	(252)	—	1,185	(35)	1,150
Fair value items	(87)	(374)	28	3	(114)	—	(544)	—	(544)
Realized gains / (losses) on investments	63	351	79	5	20	—	518	(1)	517
Impairment charges	(1,065)	(132)	(184)	(27)	(5)	—	(1,413)	3	(1,410)
Impairment reversals	115	21	—	—	—	—	136	—	136
Other income / (charges)	(3)	—	67	(387)	—	—	(323)	—	(323)
Run-off businesses	(13)	—	—	—	—	—	(13)	—	(13)
Share in net result of associates	—	—	—	—	—	—	—	23	23

Income before tax	(173)	264	42	(236)	(351)	—	(454)	(10)	(464)
Income tax (expense) / benefit	669	(23)	(33)	(53)	98	—	658	10	668

Net income	496	241	9	(289)	(253)	—	204	—	204

Inter-segment underlying earnings	(19)	(11)	3	(5)	32

Revenues
Life insurance gross premiums	5,961	3,066	7,014	1,284	—	—	17,325	(423)	16,902
Accident and health insurance	1,689	206	—	68	—	—	1,963	—	1,963
General insurance	—	457	—	151	—	—	608	—	608

Total gross premiums	7,650	3,729	7,014	1,503	—	—	19,896	(423)	19,473
Investment income	3,913	2,211	2,296	283	86	(42)	8,747	(66)	8,681
Fee and commission income	896	383	174	140	—	—	1,593	—	1,593
Other revenues	2	—	—	2	1	—	5	(1)	4

Total revenues	12,461	6,323	9,484	1,928	87	(42)	30,241	(490)	29,751

Inter-segment revenues	1	2	2	—	37

Unaudited	page 11

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of Deferred Policy Acquisition Costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the ‘over’ or ‘under’ performance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings, the gains (losses) on real estate and hedge ineffectiveness.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, as well as mortgage and loan portfolios.

Impairment charges/reversals

Includes impairments (reversals) on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs and mortgage and loan portfolios on amortized cost and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges in that are considered other charges for segment reporting purposes because these are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes results of business units where management has decided to exit the market and to run–off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business and structured settlements blocks of business in the United States. AEGON has other blocks of businesses for which sales have been discontinued and of which the earnings are included in underlying earnings.

Interest charges and other

‘Interest charges and other’ includes funding interest expenses and holding expenses.

page 12	Local knowledge. Global power.	Unaudited

Share in earnings of associates

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measures is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business.

Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Unaudited	page 13

3.2 Investments geographically

At December 31, 2010

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,737	53	Shares	1,300	945	62	72	—	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	—	—	96,864
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
17,481	—	Other financial assets	13,083	40	—	45	293	—	13,461
974	—	Investments in real estate	729	2,055	—	—	—	—	2,784

125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
—	25,470	Shares	—	8,087	29,589	3,139	—	(5)	40,810
—	13,573	Debt securities	—	14,435	15,768	223	—	—	30,426
79,308	6,393	Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
—	3,250	Other financial assets	—	536	3,775	1,467	—	—	5,778
—	976	Investments in real estate	—	—	1,134	—	—	—	1,134

79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	—	Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
—	—	Held-to-maturity	—	—	—	139	—	—	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	—	—	—	3,918

204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

114	8	Investments in associates	85	59	9	576	4	—	733
27,165	5,415	Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145

231,715	63,063	Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

At December 31, 2009

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,917	47	Shares	1,331	661	53	54	—	(3)	2,096
86,699	6,973	Debt securities	60,182	20,384	7,852	2,001	1,049	—	91,468
17,255	10	Loans	11,978	12,975	11	604	—	—	25,568
16,975	—	Other financial assets	11,783	40	—	48	622	—	12,493
714	—	Investments in real estate	496	2,084	—	—	—	—	2,580

123,560	7,030	Investments general account	85,770	36,144	7,916	2,707	1,671	(3)	134,205
—	21,910	Shares	—	7,184	24,669	2,750	—	(5)	34,598
—	12,712	Debt securities	—	13,777	14,314	212	—	—	28,303
71,915	4,237	Separate accounts and investment funds	49,920	—	4,772	1,117	—	—	55,809
—	3,572	Other financial assets	—	788	4,023	1,276	—	—	6,087
—	931	Investments in real estate	—	—	1,048	—	—	—	1,048

71,915	43,362	Investments for account of policyholders	49,920	21,749	48,826	5,355	—	(5)	125,845

195,475	50,392	Investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050
111,956	2,768	Off balance sheet investments third parties	77,715	12,968	3,116	8,983	—	—	102,782

307,431	53,160	Total revenue generating investments	213,405	70,861	59,858	17,045	1,671	(8)	362,832

		Investments
99,706	6,944	Available-for-sale	69,211	20,944	7,819	1,888	1,049	—	100,911
17,255	10	Loans	11,978	12,975	11	604	—	—	25,568
—	—	Held-to-maturity	—	—	—	70	—	—	70
77,800	42,507	Financial assets at fair value through profit or loss	54,005	21,890	47,864	5,500	622	(8)	129,873
714	931	Investments in real estate	496	2,084	1,048	—	—	—	3,628

195,475	50,392	Total investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050

103	7	Investments in associates	72	53	8	560	4	(1)	696
28,545	5,736	Other assets	19,815	8,176	6,460	1,346	30,088	(27,997)	37,888

224,123	56,135	Consolidated total assets	155,577	66,122	63,210	9,968	31,763	(28,006)	298,634

page 14	Local knowledge. Global power.	Unaudited

4. Investments

EUR millions			Dec. 31, 2010		Dec. 31, 2009

Available-for-sale (AFS)			107,250		100,911
Loans			27,703		25,568
Held-to-maturity (HTM)			139		70
Financial assets at fair value through profit or loss (FVTPL)			5,312		5,076

Financial assets, excluding derivatives			140,404		131,625
Investments in real estate			2,784		2,580

Total investments for general account			143,188		134,205

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total

Shares	1,298	1,078	—	—	2,376
Debt securities	94,936	1,789	139	—	96,864
Money market and other short term investments	10,141	659	—	—	10,800
Mortgages	—	—	—	23,781	23,781
Private loans	—	—	—	829	829
Deposits with financial institutions	—	—	—	748	748
Policy loans	—	—	—	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25
Other	875	1,786	—	151	2,812

Dec. 31, 2010	107,250	5,312	139	27,703	140,404

	AFS	FVTPL	HTM	Loans	Total

Shares	1,097	999	—	—	2,096
Debt securities	89,716	1,682	70	—	91,468
Money market and other short term investments	9,189	875	—	—	10,064
Mortgages	—	—	—	21,525	21,525
Private loans	—	—	—	760	760
Deposits with financial institutions	—	—	—	1,047	1,047
Policy loans	—	—	—	2,039	2,039
Receivables out of share lease agreements	—	—	—	39	39
Other	909	1,520	—	158	2,587

Dec. 31, 2009	100,911	5,076	70	25,568	131,625

Government bond investments

Included in our available-for-sale debt securities and money market investments are EUR 1,250 million (December 31, 2009: EUR 2,192 million) of exposures to central governments of European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of our exposure to central governments of these countries.

EXPOSURE TO CENTRAL GOVERNMENTS OF EUROPEAN PERIPHERAL COUNTRIES

EUR millions	Dec 31, 2010		Dec. 31, 2009
	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	33	32	56	58
Italy	114	112	138	143
Ireland	37	32	135	138
Greece	58	45	94	92
Spain	1,008	904	1,769	1,784

Total	1,250	1,125	2,192	2,215

Unaudited	page 15

5. Investments for account of policyholders

EUR millions	Dec. 31, 2010	Dec. 31, 2009

Shares	40,810	34,598
Debt securities	30,426	28,303
Money market and short-term investments	2,597	2,925
Deposits with financial institutions	2,630	2,357
Separate accounts and unconsolidated investment funds	68,089	55,809
Other	551	805

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	145,103	124,797
Investment in real estate	1,134	1,048

Total investments for account of policyholders	146,237	125,845

6. Intangible assets

EUR millions	Dec. 31, 2010	Dec. 31, 2009

Goodwill	652	720
VOBA	3,221	3,362
Future servicing rights	444	493
Software	32	18
Other	10	16

Total intangible assets	4,359	4,609

Goodwill decreased as a result of impairments in the Americas’ Bank Owned Life Insurance /Corporate Owned Life Insurance (BOLI/COLI) business (EUR 89 million) following the decision to put this business in run-off and impairments in the Hungarian pensions business (EUR 4 million), following actions taken by the government of Hungary. The remaining decrease in goodwill is attributable to foreign currency effects.

The decrease in value of business acquired (VOBA) is mainly attributable to foreign currency effects offset by amortizations and the impact of shadow accounting.

The decrease in future servicing rights related to the impairments in the America’s BOLI/COLI business (EUR 68 million) and impairments in the Hungarian pensions business (EUR 9 million).

7. Deferred expenses and rebates

EUR millions	Dec. 31, 2010	Dec. 31, 2009

DPAC for insurance contracts and investment contracts with discretionary participation features	11,341	10,900
Deferred transaction costs for investment management services	380	328
Unamortized interest rate rebates	227	253

Total deferred expenses and rebates	11,948	11,481

Deferred policy acquisition costs (DPAC) balances increased, reflecting changes in foreign currency exchange rates and newly deferred expenses offset by amortizations and the impact of shadow accounting.

page 16	Local knowledge. Global power.	Unaudited

8. Share capital

EUR millions	Dec. 31, 2010	Dec. 31, 2009

Share capital - par value	278	278
Share premium	7,906	7,906

Total share capital	8,184	8,184

Share capital - par value
Balance at January 1	278	251
Issuance	—	27

Balance	278	278

Share premium
Balance at January 1	7,906	7,096
Issuance	—	810

Balance	7,906	7,906

9. Convertible core capital securities

On August 30, 2010, AEGON repurchased EUR 500 million of the original EUR 3 billion in core capital secured through its largest shareholder, Vereniging AEGON and funded by the Dutch government. With this repurchase the nominal amount paid to the Dutch government totals EUR 1.5 billion. The first EUR 1 billion was repurchased on November 30, 2009.

The total payment to the Dutch government on August 30, 2010 amounted to EUR 563 million. Under the terms of AEGON’s agreement with the Dutch government, the premium for repurchase amounted to EUR 52 million or 10.3% premium. The amount repurchased includes accrued interest from May 25, 2010 of EUR 11 million.

10. Borrowings

EUR millions	Dec. 31, 2010	Dec. 31, 2009

Debentures and other loans	7,742	6,512
Commercial paper	701	520
Short term deposits	18	152
Bank overdrafts	57	301

Total borrowings	8,518	7,485

Debentures and other loans increased as a result of an issuance of notes under the Dutch SAECURE program for an amount of EUR 1,018 million and EUR 842 million respectively. The securities bear a coupon varying from three month Euribor plus 0.95% to 1.35%. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

A EUR 900 million borrowing from the European Central Bank as part of its Long Term Refinancing Operation (LTRO) program has been repaid as at July 1, 2010.

Debentures and other loans have been positively impacted by foreign currency exchange rates. Included in Debentures and other loans is EUR 987 million relating to borrowings measured at fair value (2009: EUR 959 million).

Unaudited	page 17

Commercial paper and Bank overdrafts vary with the normal course of business. Short term deposits have been reduced since cash inflows have been used to repay short term debt.

11. Other liabilities

EUR millions			Dec. 31, 2010	Dec. 31, 2009

Payables due to policyholders			980	577
Payables due to brokers and agents			1,015	1,090
Payables out of reinsurance			914	815
Social security and taxes payable			74	55
Income tax payable			385	174
Investment creditors			542	512
Cash collateral			7,664	4,020
Repurchase agreements			5,077	4,867
Share appreciation rights			1	1
Other creditors			1,843	1,603

Total other liabilities			18,495	13,714

12. Premium income and premium to reinsurers
EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Gross
Life	4,139	3,976	18,366	16,903
Non-Life	638	561	2,731	2,570

	4,777	4,537	21,097	19,473

Reinsurance
Life	417	381	1,509	1,422
Non-Life	88	75	350	305

	505	456	1,859	1,727

13. Investment income
EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Interest income	1,858	1,751	7,958	7,798
Dividend income	132	227	632	721
Rental income	42	34	172	162

Total investment income	2,032	2,012	8,762	8,681

Investment income related to general account	1,501	1,417	6,258	6,109
Investment income account of policyholders	531	595	2,504	2,572

Total	2,032	2,012	8,762	8,681

page 18	Local knowledge. Global power.	Unaudited

14. Result from financial transactions

EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Net fair value change of general account financial investments at FVTPL other than derivatives	108	76	257	193
Realized gains and losses on financial investments	66	317	564	475
Gains and (losses) on investments in real estate	186	(38)	135	(179)
Net fair value change of derivatives	(1,243)	144	1,340	(582)
Net fair value change on for account of policyholder financial assets at FVTPL	5,035	2,699	13,217	15,219
Net fair value change on investments in real estate for account of policyholders	(15)	85	73	(37)
Net foreign currency gains and (losses)	(3)	21	60	(25)
Net fair value change on borrowings and other financial liabilities	56	4	(2)	(138)
Realized gains and (losses) on repurchased debt	18	1	18	11

Total	4,208	3,309	15,662	14,937

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in the benefits and expenses line. Net fair value changes of general account financial investments at fair value through profit and loss other than derivatives is positive as a result of improved equity and bond markets for the quarter.

15. Other income

Other income in Q4 2010 relates to a gain on the sale of Assurantiebedrijf Hoofdstad B.V. te Diemen in the Netherlands of EUR 4.3 million.

Other income for the full year 2010 also includes a gain relating to the sale of the funeral insurance business in the

Netherlands of EUR 33 million. On April 1, 2010, AEGON completed the sale of this business to Egeria. Refer to note 19 – Acquisitions / Disposals for more details about this disposal.

16. Benefits and expenses

EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Claims and Benefits	10,300	9,254	42,825	41,506
Employee expenses	538	466	2,151	2,036
Administration expenses	355	364	1,182	1,227
Deferred expenses	(392)	(392)	(1,611)	(1,612)
Amortization charges	423	281	1,510	1,569

Total	11,224	9,973	46,057	44,726

Unaudited	page 19

17. Impairment charges / (reversals)

EUR millions	Q4 2010	Q4 2009	FY 2010	FY 2009

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	160	264	615	1,463
Impairment reversals on financial assets, excluding receivables [1]	(18)	(78)	(90)	(136)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	4	—	4
Impairment charges / (reversals) on non-financial assets and receivables	175	26	176	38

Total	317	216	701	1,369

Impairment charges on financial assets, excluding receivables, from:
Shares	3	6	7	96
Debt securities and money market instruments	99	218	475	1,227
Loans	44	31	114	131
Other	14	3	19	3
Investments in associates	—	6	—	6

Total	160	264	615	1,463

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(6)	(64)	(73)	(116)
Loans	(12)	(14)	(17)	(20)

Total	(18)	(78)	(90)	(136)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

18. Other charges

Other charges in Q4 2010 included a charge related to bank tax charged by the Hungarian Government of EUR 5 million.

Other charges in 2010 included a one-time provision of EUR 95 million for the settlement of a dispute related to a Bank Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the contractual terms were not adhered to. In relation to this settlement EUR 9 million insurance recovery was recognized in Q4 2010.

2009 included the loss on the sale of AEGON Taiwan of EUR 385 million.

19. Acquisitions / Disposals

On April 1, 2010, AEGON completed the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for EUR 212 million. The actual proceeds from the sale amounted to EUR 162 million, the remainder was upstreamed as a dividend prior to the sale.

The value of the assets and liabilities sold amounted to EUR 1,084 million and EUR 933 million respectively. The assets included an amount of EUR 320 million of cash. Included in the gain are unrealized gains in an amount of EUR 22 million, reflecting revaluation reserves which were recycled through the income statement. In 2009, AEGON’s funeral insurance business generated EUR 70 million in gross written premiums.

20. Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2009 consolidated financial statements of AEGON.

page 20	Local knowledge. Global power.	Unaudited

Disclaimers

Cautionary note regarding non-GAAP measures

These condensed consolidated interim financial statements include a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. AEGON believes that this non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that our management uses to run our business as well as useful information for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

These condensed consolidated interim financial statements contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in these condensed consolidated interim financial statements that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain approval from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Shareholder information

Headquarters		Publication date figures in 2011
AEGON N.V.		Thursday, May 12, 2011	Results first quarter 2011 and
P.O. Box 85			Embedded Value report 2010
2501 CB The Hague		Thursday, August 11, 2011	Results second quarter 2011
The Netherlands		Thursday, November 10, 2011	Results third quarter 2011
Telephone	+ 31 (0) 70 344 32 10
www.aegon.com

Group Corporate Communications & Investor Relations

Media relations
Telephone	+ 31 (0) 70 344 89 56
E-mail	gcc-ir@aegon.com

Investor relations
Telephone	+ 31 (0) 70 344 83 05
or	877 548 96 68 - toll free, USA only
E-mail	ir@aegon.com

AEGON’s Q4 2010 press release and Financial Supplement are available on www.aegon.com.

page 22	Local knowledge. Global power.	Unaudited

About AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and asset management company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,500 people and serve some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, shareholders, employees and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets by 2015.

Local knowledge. Global power.